Oppenheimer Convertible Securities Fund
Period Ending 12/31/2009
Exhibit 77C


 On July 10, 2009, a special meeting of the shareholders of Oppenheimer Convertible Securities Fund ("Convertible Securities Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Convertible Securities Fund and Oppenheimer Capital Income Fund ("Capital Income Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Baring China Fund to Capital Income Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Capital Income Fund; (b) the distribution of shares of Capital Income Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of Convertible Securities Fund in complete liquidation of Convertible Securities Fund; and (c) the cancellation of the outstanding shares of Convertible Securities Fund. 12,274,079 affirmative votes were cast; 477,422 negative votes were cast, and 770,167 votes abstained.